Filed Pursuant to Rule 424(b)(3)
File No. 333-235913
wSHARES ENHANCED GOLD ETF
Supplement dated July 26, 2022
to
Amended and Restated Prospectus dated April 16, 2021
This supplement (the “Supplement”) updates the amended and restated prospectus of wShares Enhanced Gold ETF (the “Trust”), dated April 16, 2021 (as supplemented to date, the “Prospectus”), with the following information.  Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prospectus. This Supplement should be read in its entirety and kept together with the Prospectus for future reference.

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Wilshire Phoenix Funds LLC, the sponsor of the Trust (NYSE Arca: WGLD), announced today plans to liquidate and close the Trust.
As of the close of regular trading on NYSE Arca (the “Exchange”) on August 22, 2022 (the “Closing Date”), the Trust will no longer accept creation orders from authorized participants, and trading in the shares of the Trust on the Exchange will be suspended. Therefore, beginning on the Closing Date, there can be no assurance that there will be a market for the shares of the Trust. Shareholders may sell their holdings in the Trust until regular Exchange trading closes on August 22, 2022. Customary brokerage charges and fees may apply to such transactions.
Between the Closing Date and August 29, 2022 (the “Liquidation Date”), the Trust will begin the process of liquidating its portfolio. As a result, the Trust’s cash holdings will increase, which will result in the Trust deviating from the investment objective and strategy referenced in the Trust’s prospectus, and the Trust’s tracking error relative to its benchmark index will therefore be materially impacted.
The proceeds of the liquidation, after deducting any fees, expenses, taxes or other charges payable by the Trust in accordance with the terms of the Amended and Restated Trust Agreement governing the Trust, are currently scheduled to be distributed pro rata to shareholders of the Trust on or about August 29, 2022. As calculated on the Liquidation Date, the Trust’s net asset value will reflect the costs of closing the Trust.
Distributions to shareholders of the Trust will be treated as liquidating distributions for U.S. federal income tax purposes, and shareholders of the Trust are encouraged to consult their own tax advisors concerning the impact of the liquidation of the Trust in light of their own circumstances.